Organigram Announces Share Issuance

MONCTON, MARCH 18, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (together, the “Company” or “Organigram”), a leading licensed producer of cannabis announced that subject to the approval of the TSX Venture Exchange (the “TSXV”), the Company will issue 41,000 Common Shares (the “Shares”) in the capital of Organigram to 9250-5999 Québec Inc. (the “Consultant”) pursuant to an Advisory Services Agreement whereby the Consultant provided consulting and advisory services in respect to the cultivation of cannabis and related matters. The Shares will be issued at a price of $9.04 per Share.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis‐derived products in Canada.

Organigram is focused on producing the highest-quality, indoor‐grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐ looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

or

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca